ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 23, 2007
Craig E. Marcus
(617) 951-7802
craig.marcus@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Adé K. Heyliger
Pam Carmody

Re:	SEC Comment Letter dated February 16, 2007
Domino’s Pizza, Inc.
Schedule TO-I filed February 7, 2007
File Number 005-80414

Ladies and Gentlemen:

Set forth below are the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 16, 2007 relating to the tender offer statement on Schedule TO (the “Schedule TO”) filed by Domino’s Pizza, Inc. (the “Company”) with the Commission on February 7, 2007. Immediately below each comment is the response of the Company with respect thereto. The Company is contemporaneously filing an amendment to the Schedule TO containing the changes described herein as well as certain other updated information. The Company has authorized us to make the following statements on its behalf:

Offer to Purchase

7. Conditions of the Offer, page 24

COMMENT 1

It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e., the financing conditions have been satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We may have further comment.

Securities and Exchange Commission	- 2 -	February 23, 2007

RESPONSE TO COMMENT 1

The Company supplementally advises the Staff that the Company’s wholly-owned subsidiary, Domino’s, Inc., has entered into a commitment letter with Lehman Brothers Inc., Lehman Commercial Paper Inc., Merrill Lynch Commercial Finance Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., dated February 6, 2007 (the “Commitment Letter”), with respect to the bridge loan facility. The Commitment Letter has been filed as Exhibit (b)(1) to the Schedule TO and disclosed in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO. The bridge loan facility contemplates term loan borrowings of up to $1.25 billion, which will provide the Company with funds sufficient to (i) purchase the shares of the Company’s common stock tendered in the tender offer, (ii) permit Domino’s, Inc. to purchase the Domino’s, Inc. 8 1/4% senior subordinated notes due 2011 and pay for consents tendered pursuant to the debt tender offer for such notes, (iii) repay all outstanding borrowings under the Company’s existing senior secured credit facility, and (iv) pay related fees and expenses.

While the Staff’s comment suggests that the satisfaction (as opposed to the waiver) of the Company’s financing condition as currently set forth in the Offer to Purchase would constitute a material change to the tender offer that would require the tender offer to remain open for at least five business days after such satisfaction, the Company notes that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), the Company’s tender offer was commenced with a fully underwritten and legally binding commitment in place to provide the funds necessary to, among other things, purchase the shares tendered in the tender offer, purchase the senior subordinated notes tendered in the debt tender offer, repay all outstanding borrowings under the Company’s existing senior secured credit facility and pay related fees and expenses. The Company respectfully submits that it already has “committed” financing, described in detail in Item 9 of the Offer to Purchase, and that therefore the condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition. The Company acknowledges that the waiver (as opposed to satisfaction) of the funding condition would be a material change to the tender offer and that such a waiver would require disclosure to shareholders to allow sufficient time for them to evaluate the information (which may require an extension of the tender offer depending on when the disclosure occurs).

By disclosing the Commitment Letter in the Offer to Purchase and by filing it as an exhibit, the Company has identified its source of financing, disclosed its material terms and conditions to shareholders and made clear that it is prepared to borrow the funds from such financing source necessary to consummate the tender offer on the terms described in the Commitment Letter. In other words, the Company’s financing is effectively only conditioned upon the satisfaction of the conditions to funding described in Section 9 of the Offer to Purchase and other customary conditions. In addition, closing of the tender offer is subject to the conditions set forth in Section 7 of the Offer to Purchase.

Securities and Exchange Commission	- 3 -	February 23, 2007

In the event that the tender offer is required to remain open for five business days after satisfaction of the funding condition, the Company would be required to either (1) waive, in advance, the condition that the lenders fund the committed financing, as the Company expects to obtain the funds only upon and simultaneously with the Company’s acceptance for payment of shares tendered in the tender offer, or (2) borrow, under the bridge loan facility, $415.5 million five business days in advance of the expiration of the tender offer, even though it would not yet know the number of shares tendered or whether any of the other conditions to the tender offer will be satisfied. If required to waive the funding condition, the Company would need to put itself at risk that, for whatever reason, the lenders do not, in fact, make such financing available. If required to draw funds in advance, the Company would need to borrow (and pay interest on) the maximum amount of funds that would be needed to purchase the maximum number of shares that could be accepted in the tender offer in advance of knowing the number of shares tendered or whether any of the other conditions to the tender offer have been satisfied. The Company respectfully submits that there is no reason that the Company should bear the risk that the lenders fail to fund the committed financing nor should the Company be required to borrow funds five or more business days in advance of the Company’s acceptance for payment of shares tendered in the tender offer, which would be both costly and impractical. The Company’s funding condition is similar to conditions to a tender offer (such as a minimum share condition if there had been one) which, by their terms, can only be satisfied at the expiration of the offer.

To the extent that the Staff is concerned that shareholders possess all material information necessary to make an informed decision about whether to tender, the Company can confirm that it expects to enter into definitive financing agreements on terms materially consistent with those described in the Commitment Letter, which are in turn described in the Offer to Purchase. As long as the Company executes definitive financing agreements on terms materially consistent with the Commitment Letter, the Company’s execution of the definitive agreements would not be a material change to facts already disclosed in the Offer to Purchase. However, if the Company executes definitive financing agreements the terms of which differ materially from what is contemplated by the Commitment Letter and what has been disclosed in the Offer to Purchase, then the Company acknowledges that it would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure occurs).

In sum, the Company believes that shareholders have already been informed that the Company has committed financing and have been provided a summary of the material terms of, and conditions to, such financing. The Company respectfully submits that shareholders do not need five business days to evaluate the fact that committed financing has been provided pursuant to a prior binding commitment on terms and conditions materially consistent with those previously disclosed.

Securities and Exchange Commission	- 4 -	February 23, 2007

COMMENT 2

We refer you to your disclosure in the first paragraph of this subsection and in numbered paragraph (1). Please note that you may terminate the Offer if any of the described events occur prior to Expiration, not “prior to the time of payment of any shares.” Please revise accordingly.

RESPONSE TO COMMENT 2

Item 7 of the Schedule TO has been revised in response to this comment.

The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (2) Staff comments or changes to the Schedule TO in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO and (3) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, of if you require any additional information, please contact the undersigned at (617) 951-7802 or Jane D. Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	David A. Brandon

Elisa D. Garcia C., Esq.

Jane D. Goldstein, Esq.